                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                           ARGUSS COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))


                             TROY ACQUISITION CORP.
                             DYCOM INDUSTRIES, INC.
                                    (Offeror)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, Par Value $.01 Per Share
           Including the Associated Right to Purchase Preferred Stock
                         (Title of Class of Securities)

                                    040282105
                      (CUSIP Number of Class of Securities)

                              MARC R. TILLER, ESQ.
                             DYCOM INDUSTRIES, INC.
                          4440 PGA BOULEVARD, SUITE 500
                        PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                              STEPHEN M. BESEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.
   [ ]  issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

      This Amendment No. 4 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Dycom Industries, Inc., a Florida corporation ("Dycom"), and Troy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Dycom ("Purchaser"), on January 23, 2002, as amended by Amendment No. 1 on February 5, 2002, Amendment No. 2 on February 12, 2002 and Amendment No. 3 on February 12, 2002. This Schedule TO relates to the offer by Dycom, through its wholly owned subsidiary, Purchaser, to exchange for each outstanding share of common stock, par value $.01 per share (together with the associated right to purchase preferred stock, the "Shares"), of Arguss Communications, Inc., a Delaware corporation ("Arguss"), 0.3333 shares of Dycom Industries, Inc. common stock, par value $0.33-1/3 per share (together with the associated right to purchase preferred shares), upon the terms and subject to the conditions set forth in the Prospectus dated January 23, 2002, as amended on February 5, 2002, February 11, 2002 and February 12, 2002 (the "Prospectus") and in the related Letter of Transmittal which are Exhibits (a)(1) and (a)(2) to the Schedule TO.

      The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in response to Items 2 - 11 of this Schedule TO.

     Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of section 13(d) of the Securities Act of 1933, as amended, with respect to all Shares acquired by the Purchaser in the offer. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Prospectus or in the Schedule TO.

ITEM 11.     ADDITIONAL INFORMATION.

     Items 2 through 11 of this Schedule TO are hereby amended and supplemented to include the following information:

      At 12:00 midnight, New York City time, on Wednesday, February 20, 2002, the offer expired. Based on a preliminary count, approximately 13,722,092 Shares were tendered pursuant to the offer (including shares guaranteed for delivery). Such Shares constituted approximately 94.3% of the outstanding Shares. On February 21, 2002, effective as of 9:00 a.m., New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the offer were accepted for exchange.

     On February 21, 2002, pursuant to the merger agreement, Purchaser merged with and into Arguss with Arguss surviving the merger as a wholly owned subsidiary of Dycom. At the effective time of the merger, each Share owned by Arguss, as treasury stock or owned by Purchaser, was canceled and retired, and all other outstanding Shares were converted into the right to receive 0.3333 shares of common stock of Dycom (together with the associated right to purchase preferred shares), the same consideration as in the offer.

      On February 21, 2002, Dycom issued the press releases filed as Exhibits
(a)(11) and (a)(12) hereto. The information set forth in each of these press releases is incorporated in its entirety herein by reference.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(11)     Press Release issued by Dycom Industries, Inc. on February 21, 2002.

(a)(12)     Press Release issued by Dycom Industries, Inc. on February 21, 2002.

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2002

                                            TROY ACQUISITION CORP.


                                            By: /s/ Steven E. Nielsen
                                                --------------------------------
                                                Name:    Steven E. Nielsen
                                                Title:   President and Chief
                                                         Executive Officer



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
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2002

                                            DYCOM INDUSTRIES, INC.


                                            By: /s/ Steven E. Nielsen
                                                --------------------------------
                                                Name:    Steven E. Nielsen
                                                Title:   President and Chief
                                                         Executive Officer


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
                                  EXHIBIT INDEX


EXHIBIT
NO.

(a)(11)     Press Release issued by Dycom Industries, Inc. on February 21, 2002
(a)(12)     Press Release issued by Dycom Industries, Inc. on February 21, 2002



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